SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

HELD ON OCTOBER 31, 2013

DATE, TIME AND VENUE:        On October 31, 2013, at 11:00 a.m., at the Company’s headquarters, located at Rua Verbo Divino, nº 1356, 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

CALL NOTICE: The call notice was published in the state register Diário Oficial do Estado de São Paulo and in the newspaper Valor Econômico on October 15, 16 and 17, 2013.

PRESIDING BOARD: Roberto Catalão Cardoso – Chairman and Fernanda Fonseca Reginato Borges – Secretary.

ATTENDANCE AND INSTALLATION: Shareholders representing over ninety point four percent (90.4%) of the common shares and more than ninety-seven point six percent (97.6%) of preferred shares issued by the Company attended the meeting, as per the Shareholders’ Attendance Book.  Mr. Sergio da Silva, representative of the appraisal firm Globalconsulting Consultoria Contábil e Tributária Ltda., and
Mr. Martin Roberto Glogowsky, Chairman of the Company’s Fiscal Council, also attended the meeting.

AGENDA: Merger of its subsidiaries Net São Paulo Ltda., 614 Serviços de Internet Maceió Ltda., 614 Serviços de Internet João Pessoa Ltda. and 614 TVH Vale Ltda..

RESOLUTIONS: (I) The Meeting approving the drawing up of these minutes in summary format and their publication without the signatures of the attending shareholders, as per Article 130, paragraphs 1 and 2 of Law 6404/76 and (II) the reading of the documents related to the matters to be resolved at this Meeting having been waived due to the fact that all attending members were cognizant of their content, those attending members unanimously resolved to:

1.             Approve the Protocols and Justifications of Merger of Net Assets of the companies NET SÃO PAULO LTDA., headquartered at Rua Verbo Divino, nº 1.356, térreo, blocos 1 e 2, CEP.: 04719-002, Chácara Santo Antônio, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ) under number 65.697.161/0001-21, with corporate documents registered at the Commercial Registry of São Paulo under number 35.211.796.645, hereinafter referred to as “NET SÃO PAULO”; 614 SERVIÇOS DE INTERNET MACEIÓ LTDA., headquartered at Rua Industrial Moacir Duarte, 49-A, Mangabeiras, CEP 57037-500, in the city of Maceió, state of Alagoas, inscribed in the roll of corporate taxpayers (CNPJ) under number 07.149.294/0001-67,  with corporate documents registered at the Commercial Registry of Alagoas under number 27.200.378.336, hereinafter referred to as “614 INTERNET MACEIÓ”;  614 SERVIÇOS DE INTERNET JOÃO PESSOA LTDA., headquartered at Avenida Estevão Gerson Carneiro da Cunha, nº 145, Água Fria, CEP.: 58.073-020, in the city of João Pessoa, state of Paraíba, inscribed in the roll of corporate taxpayers (CNPJ) under number 07.113.433/0001-00, with corporate documents registered at the Commercial Registry of Paraíba under number NIRE 25.200.425.472, hereinafter referred to as “614 INTERNET JOÃO PESSOA” e 614 TVH VALE LTDA., headquartered at Avenida São João, nº 1.046, Jardim Esplanada, CEP.: 12.242-840, in the  city of São José dos Campos, state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ) under number 03.004.079/0001-17, with corporate documents registered at the Commercial Registry of São Paulo under number 35.222.958.951, hereinafter referred to as “614 TVH VALE”, entered into between the managements of NET SÃO PAULO, 614 INTERNET MACEIÓ, 614 INTERNET JOÃO PESSOA and 614 TVH VALE with the Company’s management on October 11, 2013 (“Protocol and Justification”), which is now integral part of these minutes, for all purposes - Attachment I.

2.       Ratify the appointment and engagement of Globalconsulting Consultoria Contábil e Tributária Ltda., firm duly inscribed in the Regional Accounting Council (CRC) of São Paulo under number 2SP022267/O-8 and in the roll of corporate taxpayers (CNPJ/MF) under number 04.911.460/0001-22, with corporate documents registered at the 3rd Official Registrar of Legal Entities of the State of São Paulo under number 0419359 on January 7, 2002, headquartered in the capital city of the state of São Paulo, at Av. Brigadeiro Luis Antonio, nº 2367 - 16º andar, parte, represented by its responsible partner, Sergio da Silva, Brazilian, accountant, inscribed in the CRC under number 1SP114111/O-8, bearer of identification document (RG) number 11.683.592-8-SP and inscribed in the roll of individual taxpayers (CPF/MF) under number 013.317.858-71, which prepared the Appraisal Reports of net assets of NET SÃO PAULO, 614 INTERNET MACEIÓ, 614 INTERNET JOÃO PESSOA and 614 TVH VALE, on the reference date of September 30, 2013 (“Reference Date”).

3.       Approve the Appraisal Reports of net assets of  NET SÃO PAULO, 614 INTERNET MACEIÓ, 614 INTERNET JOÃO PESSOA and 614 TVH VALE to be merged into the Company’s equity, as per attachments to the Protocol and Justification.

4.       Approve the mergers of net assets of  NET SÃO PAULO, 614 INTERNET MACEIÓ, 614 INTERNET JOÃO PESSOA and 614 TVH VALE into the Company’s equity, in accordance with the terms and conditions set forth in the Protocol and Justification, and the Company will succeed NET SÃO PAULO, 614 INTERNET MACEIÓ, 614 INTERNET JOÃO PESSOA and 614 TVH VALE in all their rights and obligations, and will now be its legal successor for all effects, without interruption.

4.1.    The mergers of NET SÃO PAULO, 614 INTERNET MACEIÓ, 614 INTERNET JOÃO PESSOA and 614 TVH VALE into the Company’s equity will neither increase the Company’s capital stock nor alter the number of shares representing its capital stock, due to the fact that the Company holds one hundred per cent (100%) of the quotas composing the capital stock of each of the companies— NET SÃO PAULO, 614 INTERNET MACEIÓ, 614 INTERNET JOÃO PESSOA and 614 TVH VALE —which will be canceled, pursuant to item IV of Article 224 of Law 6404/76.

5.       Authorize the Company's Board of Executive Officers to practice all acts necessary for the enforcement of the resolutions taken.

DOCUMENTS FILED AT THE COMPANY:  Power-of-attorney granted, Protocol and Justification and the Appraisal Reports.

CLOSURE: The Meeting was adjourned for the drawing up of these minutes in the Company’s records. Once the meeting was reopened, the minutes were read, approved and signed by all those present.

São Paulo, October 31, 2013.

This is a free English translation of the original minutes
drawn up in the Company’s records.

Roberto Catalão Cardoso Chairman	Fernanda Fonseca Reginato Borges Secretary

ATTACHMENT I

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

HELD ON OCTOBER 31, 2013

PROTOCOL AND JUSTIFICATION OF MERGER OF NET SÃO PAULO LTDA., 614 SERVIÇOS DE INTERNET MACEIÓ LTDA., 614 SERVIÇOS DE INTERNET JOÃO PESSOA LTDA. AND 614 TVH VALE LTDA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.